Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

For more information,

please see Kinross’ 2022 Q1
Financial Statements and MD&A

at www.kinross.com

NEWS RELEASE

Kinross reports 2022 first-quarter results

Company guidance maintained for pro-forma portfolio

Tasiast achieves record quarterly production

Toronto, Ontario – May 10, 2022 – Kinross Gold Corporation (TSX: K, NYSE: KGC) (“Kinross” or the “Company”) today announced its results for the first-quarter ended March 31, 2022.

This news release contains forward-looking information about expected future events and financial and operating performance of the Company. Please refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 28 of this release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.

In Q1 2022, Kinross announced its plan to divest all of its Russian assets. As such, the Company’s Russian assets have been excluded from its Q1 2022 results, along with comparative figures, due to the classification of these assets as discontinued as of March 31, 2022.

Q1 2022 highlights from continuing operations:

•	Tasiast achieved record production in Q1 2022, with the 24k project progressing well and on schedule.

•	La Coipa poured its first gold bar in February, on schedule and under budget.

•	At the Great Bear project, exploration, study and permitting activities have ramped up since the completion of the acquisition on February 24, 2022, with assay results reaffirming the world-class potential of the deposit.

•	Kinross’ Board of Directors declared a quarterly dividend of $0.03 per common share payable on June 16, 2022 to shareholders of record at the close of business on June 2, 2022.

•	Attributable gold equivalent production [1] of 409,857 Au eq. oz. produced.

•	Attributable production cost of sales[1,2] of $1,000 per Au eq. oz., consolidated production cost of sales[3] of $1,003 per Au eq. oz., and attributable all-in sustaining cost[1,2] of $1,245 per Au eq. oz. sold.

•	Margins[4] of $872 per Au eq. oz. sold.

•	Adjusted operating cash flow[2] of $261.0 million and operating cash flow[5] of $105.2 million.

•	Reported net earnings[6] of $82.3 million, or $0.07 per share, with adjusted net earnings[2,7] of $70.6 million, or $0.06 per share[2].

•	Cash and cash equivalents of $454.2 million, and total liquidity[8] of approximately $1.7 billion at March 31, 2022.

1 “Attributable” includes Kinross’ 90% share of Chirano production and costs, and 70% of Manh Choh costs.

2 These figures are non-GAAP financial measures and ratios, as applicable, and are defined and reconciled on pages 18 to 24 of this news release. Non-GAAP financial measures and ratios have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers.

3 “Consolidated production cost of sales from continuing operations per equivalent ounce sold” is defined as production cost of sales, as reported on the interim condensed consolidated statements of operations, divided by gold equivalent ounces sold from continuing operations.

4 “Margins” per equivalent ounce sold is defined as average realized gold price per ounce from continuing operations less consolidated production cost of sales from continuing operations per gold equivalent ounce sold.

5 Operating cash flow figures in this release represent “Net cash flow of continuing operations provided from operating activities,” as reported on the interim condensed statements of cash flows.

6 Reported net earnings figures in this news release represent “Net earnings from continuing operations attributable to common shareholders,” as reported on the interim condensed consolidated statements of operations.

7 Adjusted net earnings figures in this news release represent “Adjusted net earnings from continuing operations attributable to common shareholders.”

8 “Total liquidity” is defined as the sum of cash and cash equivalents, as reported on the interim condensed consolidated balance sheets, and available credit under the Company’s credit facilities (as calculated in Section 6 – Liquidity and Capital Resources of Kinross’ MD&A for the three months ended March 31, 2022).

p. 1 Kinross reports 2022 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Pro-forma Company guidance:

•	Kinross maintained its 2022 company-wide guidance for its pro-forma portfolio after excluding its assets from Russia and Ghana due to their pending divestments. The Company has adjusted gold and oil price assumptions for cost of sales and all-in sustaining cost guidance to reflect current prices.

•	Kinross expects to produce 2.15 and 2.3 million Au eq. oz. (+/- 5%) in 2022 and 2023, respectively, which is expected to drive strong free cash flow.

•	The Company expects to produce 2.1 million Au eq. oz. in 2024 and an average of two million Au eq. oz. per year over the remainder of the decade.

•	Taking into account current gold and oil prices, the Company maintained its production cost of sales guidance of $830 per Au eq. oz. sold (+/- 5%) for the year, with all-in sustaining cost of sales[2] of $1,150 per eq. oz. sold (+/-5%). Consolidated production cost of sales was $832[9] per Au eq. oz. sold and attributable all-in sustaining cost of sales was $1,138 per eq. oz. sold[1,2,9] for the year ended December 31, 2021.

•	Capital expenditures expected to decrease to $850 million (+/- 5%) in 2022. Capital expenditures are expected to be approximately $750 million per year in 2023 and 2024, excluding potential inflationary impacts and based on the Company’s current production guidance.

Russia and Ghana divestments:

•	Kinross entered into an agreement with the Highland Gold group of companies to sell 100% of its Russian assets for total consideration of $680 million in cash on April 5, 2022. The parties are continuing to advance the closing process and the transaction remains subject to Russian government approval.

•	Kinross entered into an agreement with Asante Gold Corporation (“Asante”) to sell the Company’s 90% interest in the Chirano mine in Ghana for total consideration of $225 million in cash and shares on April 25, 2022. The transaction closing is targeted for the end of May.

Environment, Social, Governance (ESG):

•	Kinross published its 2021 Sustainability Report, detailing its approach and strong record on ESG. The Company continued to rank well among peers in major ESG rankings and ratings.

•	In 2021, Kinross generated $3.5 billion in economic benefits in host countries through taxes, wages, procurement and community support.

•	The Company recycled 80% of water used at site, maintaining a high rate consistent with its five-year average.

•	Across the Company, approximately 99% of the total workforce and 92% of all management are from within host countries, both record highs for the Company.

CEO Commentary:

J. Paul Rollinson, President and CEO, made the following comments in relation to 2022 first-quarter results:

“During the quarter, we announced the sale of our Russian assets, and in late April, announced the sale of our Chirano mine in Ghana. With these pending divestments, and the close of the acquisition of Great Bear Resources, our overall portfolio has been re-balanced, with approximately 70% of our production now expected to be generated by our mines in the Americas.

“We have maintained our guidance for our pro-forma portfolio, with a substantial production outlook of 2.15 million gold ounces in 2022, which is expected to grow to 2.3 million gold ounces in 2023. Going forward, we will prioritize balance sheet strength while also returning capital to our shareholders through dividends and our share buyback program.

“We are excited about the future for Kinross which includes a production profile that averages two million ounces a year to the end of the decade, anchored by two tier one assets – Paracatu and Tasiast – accounting for more than half of our production, and a world-class development project in Canada.

“Over the quarter, we achieved record production at Tasiast, and our project pipeline continued to advance well. The Tasiast 24k project remains on track, and we poured first gold at the La Coipa project. We are already making good progress on our exploration program at the Great Bear project and are seeing positive results to support our goal of declaring an initial inferred resource estimate with our 2022 year-end results and our vision of developing a large, long-life mining complex.

“In the important area of ESG, mining responsibly will remain at the core of our business. We were pleased to release our 2021 Sustainability Report, which detailed another year of strong performance. We continued to deliver on our responsible mining goals, ranked well among our peers in major ESG ratings, and provided significant economic benefits to the host countries and communities in which we do business. We are committed to continuously improving our ESG performance, as indicated by our commitment to reduce greenhouse gas emission intensity by 30% by 2030.”

9 Results as previously reported for the year ended December 31, 2021 include Ghanaian and Russian operations. Production cost of sales per equivalent ounce sold for the year ended December 31, 2021 is “Consolidated production cost of sales per equivalent ounce sold” and is defined as production cost of sales, as reported on the consolidated statements of operations for the year ended December 31, 2021, divided by total gold equivalent ounces sold. Attributable all-in sustaining cost per equivalent ounce sold of $1,138 for the year ended December 31, 2021 includes Kinross' share of Chirano (90%) production and costs. The definition and reconciliation of this non-GAAP ratio is included on page 23 of this news release.

p. 2 Kinross reports 2022 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Summary of financial and operating results

	Three months ended
	March 31,
(unaudited, in millions of U.S. dollars, except ounces, per share amounts, and per ounce amounts)	2022	2021
Operating Highlights
Total gold equivalent ounces(a),(g)
Produced(c)	509,241	563,166
Sold(c)	495,475	552,198

Total gold equivalent ounces from continuing operations(a),(h)
Produced(c)	413,350	440,914
Sold(c)	409,538	430,045

Attributable gold equivalent ounces(a),(g)
Produced(c)	505,748	558,777
Sold(c)	491,894	548,084

Attributable gold equivalent ounces from continuing operations(a),(h)
Produced(c)	409,857	436,525
Sold(c)	405,957	425,931

Financial Highlights from Continuing Operations(h)
Metal sales	$768.0	$768.7
Production cost of sales	$410.6	$345.2
Depreciation, depletion and amortization	$180.8	$188.8
Operating earnings	$102.5	$144.3
Net earnings from continuing operations attributable to common shareholders	$82.3	$76.2
Basic earnings per share from continuing operations attributable to common shareholders	$0.07	$0.06
Diluted earnings per share from continuing operations attributable to common shareholders	$0.06	$0.06
Adjusted net earnings from continuing operations attributable to common shareholders(b)	$70.6	$102.4
Adjusted net earnings from continuing operations per share(b)	$0.06	$0.08
Net cash flow of continuing operations provided from operating activities	$105.2	$145.1
Adjusted operating cash flow from continuing operations(b)	$261.0	$298.9
Capital expenditures from continuing operations(d)	$106.3	$191.6
Free cash flow from continuing operations(b)	$(1.1)	$(46.5)
Average realized gold price per ounce from continuing operations(e)	$1,875	$1,787
Consolidated production cost of sales from continuing operations per equivalent ounce(c) sold(f)	$1,003	$803
Attributable(a) production cost of sales from continuing operations per equivalent ounce(c) sold(b)	$1,000	$798
Attributable(a) production cost of sales from continuing operations per ounce sold on a by-product basis(b)	$994	$789
Attributable(a) all-in sustaining cost from continuing operations per ounce sold on a by-product basis(b)	$1,241	$1,044
Attributable(a) all-in sustaining cost from continuing operations per equivalent ounce(c) sold(b)	$1,245	$1,051
Attributable(a) all-in cost from continuing operations per ounce sold on a by-product basis(b)	$1,471	$1,432
Attributable(a) all-in cost from continuing operations per equivalent ounce(c) sold(b)	$1,473	$1,435

(a)	"Total" includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production and costs, and Manh Choh (70%) costs.
(b)	The definition and reconciliation of these non-GAAP financial measures and ratios is included on pages 18 to 24 of this news release. Non-GAAP financial measures and ratios have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers.
(c)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the first quarter of 2022 was 78.19:1 (first quarter of 2021 - 68.33:1).
(d)	“Capital expenditures from continuing operations” is as reported as “Additions to property, plant and equipment” on the interim condensed consolidated statements of cash flows.
(e)	“Average realized gold price per ounce from continuing operations” is defined as gold metal sales from continuing operations divided by total gold ounces sold from continuing operations.
(f)	“Consolidated production cost of sales from continuing operations per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold from continuing operations.
(g)	Total gold equivalent ounces produced and sold and attributable gold equivalent ounces produced and sold include results from the Kupol and Dvoinoye mines up to March 31, 2022.
(h)	In the first quarter of 2022, the Company announced its plan to divest its Russian operations, which includes the Kupol and Dvoinoye mines and the Udinsk project. Results for the three months ended March 31, 2022 and 2021 are from continuing operations and exclude results from the Company’s Russian operations due to the classification of these operations as discontinued as of March 31, 2022.

p. 3 Kinross reports 2022 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The following operating and financial results are based on first-quarter gold equivalent production and include the results of Chirano, but exclude Russian operations except where noted:

Attributable production1: Kinross produced 409,857 attributable Au eq. oz. in Q1 2022 from continuing operations, compared with 436,525 attributable Au eq. oz. in Q1 2021. The decrease was largely due to lower production at Round Mountain and Paracatu, partially offset by record high quarterly production at Tasiast.

Average realized gold price: The average realized gold price from continuing operations in Q1 2022 was $1,875 per ounce, compared with $1,787 per ounce in Q1 2021.

Revenue: During the first quarter, revenue from continuing operations was $768.0 million, in line with $768.7 million during Q1 2021.

Attributable production cost of sales1, 2: Attributable production cost of sales from continuing operations per Au eq. oz. sold increased to $1,000 for Q1 2022, compared with $798 in Q1 2021, mainly as a result of a decrease in ounces sold, inflationary pressures on consumables, and increases in operating waste mined at Tasiast, Paracatu and Fort Knox.

Attributable production cost of sales from continuing operations per Au oz. sold on a by-product basis was $994 in Q1 2022, compared with $789 in Q1 2021, based on gold sales of 407,104 ounces and silver sales of 190,342 ounces.

Consolidated production cost of sales: Consolidated production cost of sales from continuing operations per Au eq. oz. sold was $1,003 for Q1 2022, compared with $803 in Q1 2021.

Margins4: Kinross’ margin from continuing operations per Au eq. oz. sold was $872 for Q1 2022, compared with the Q1 2021 margin of $984.

Attributable all-in sustaining cost1, 2: Attributable all-in sustaining cost from continuing operations per Au eq. oz. sold was $1,245 in Q1 2022, compared with $1,051 in Q1 2021.

In Q1 2022, attributable all-in sustaining cost from continuing operations per Au oz. sold on a by-product basis from continuing operations was $1,241, compared with $1,044 in Q1 2021.

Operating cash flow: Adjusted operating cash flow from continuing operations2 was $261.0 million in Q1 2022, compared with $298.9 million for Q1 2021.

Operating cash flow from continuing operations was $105.2 million for Q1 2022, compared with $145.1 million for Q1 2021.

Free cash flow2: Free cash flow from continuing operations was a net outflow of $1.1 million in Q1 2022, compared with a net outflow of $46.5 million for Q1 2021. The decrease in free cash outflow was mainly due to lower capital expenditures. The net free cash outflow of $1.1 million in Q1 2022 includes $156 million of working capital outflows.

Earnings: Adjusted net earnings from continuing operations2, 7 were $70.6 million, or $0.06 per share, for Q1 2022, compared with $102.4 million, or $0.08 per share, for Q1 2021.

Reported net earnings6 from continuing operations were $82.3 million, or $0.07 per share for Q1 2022, compared with reported net earnings of $76.2 million, or $0.06 per share, for Q1 2021. The increase in reported net earnings was mainly due to a decrease in income tax expense, partially offset by an increase in production cost of sales.

p. 4 Kinross reports 2022 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Reported net loss from the Russian discontinued operations10 was $606.1 million in Q1 2022, which includes an impairment charge of $671.0 million related to the re-measurement of the Russian operations to fair value less costs to sell.

Capital expenditures: Capital expenditures from continuing operations decreased to $106.3 million for Q1 2022, compared with $191.6 million for Q1 2021. The decrease was primarily due to mine sequencing at Fort Knox, Tasiast and Round Mountain involving an increase in operating waste mined and a decrease in capital stripping, partially offset by increased expenditures for development activities at La Coipa.

Balance sheet

As of March 31, 2022, Kinross had cash and cash equivalents of $454.2 million, compared with $531.5 million at December 31, 2021. The decrease was primarily due to the reclassification of $134.0 million of cash and cash equivalents to assets held for sale as a result of the Company’s announced sale of its Russian assets.

On March 7, 2022, the Company arranged a new $1.0 billion term loan. The three-year term loan will mature on March 7, 2025, has no mandatory amortization payments, and has a flexible repayment schedule. Kinross used the proceeds of the financing to settle amounts drawn under its $1.5 billion revolving credit facility in connection with the closing of its acquisition of Great Bear Resources.

The Company had additional available credit11 of $1,261.0 million as of March 31, 2022 and total liquidity8 of approximately $1.7 billion.

Operating results

Mine-by-mine summaries for 2022 first-quarter operating results may be found on pages 13 and 17 of this news release. Highlights include the following:

Tasiast performed well and achieved record production during the quarter. The increase in production was mainly due to higher grades, with higher mill throughput contributing to the production increase versus the previous quarter. Cost of sales per ounce sold increased quarter-over-quarter and year-over-year mainly as a result of higher operating waste mined, with higher contractor and maintenance costs also contributing to the increase versus Q1 2021. Tasiast expects to increase production over the year as it mines higher grades and increases throughput.

At Paracatu, production decreased quarter-over-quarter and year-over-year primarily due to lower throughput and lower grades as a result of planned mine sequencing and temporary mill downtime. Cost of sales per ounce sold was higher compared with the previous quarter and year mainly due to lower production. Higher operating waste mined, maintenance costs and inflationary pressures also contributed to the higher costs versus Q1 2021. Production and costs are expected to improve at Paracatu throughout the year, as mining is expected to move to higher grade areas of the orebody.

At Fort Knox, production was lower compared with the previous quarter mainly due to lower grades, mill throughput and ounces recovered from the heap leach pads, and was largely in line with Q1 2021. Production is expected to increase in the second half of the year as ounces recovered from the heap leach pads typically improve due to seasonality. Cost of sales per ounce sold was higher quarter-over-quarter mainly due to lower production, and increased year-over-year mainly due to higher operating waste mined and increased costs related to contractors, reagents, power, and fuel.

At Round Mountain, production decreased quarter-over-quarter due to lower ounces recovered from the heap leach pads and lower mill throughput, partially offset by higher mill grade. Compared with the same period in 2021, production decreased mainly due to fewer ounces recovered from the heap leach pads. Cost of sales per ounce sold increased quarter-over-quarter and year-over-year primarily due to lower production, higher operating waste mined and higher fuel, power and maintenance costs.

10 Reported net loss from the Russian discontinued operations in this news release represents “(Loss) earnings from discontinued operations after tax,” as reported on the interim condensed consolidated statements of operations.

11 “Available credit” is defined as available credit under the Company’s credit facilities and is calculated in Section 6 – Liquidity and Capital Resources of Kinross’ MD&A for the three months ended March 31, 2022.

p. 5 Kinross reports 2022 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The Round Mountain mine optimization program is progressing on schedule to be completed in the second half of the year. The program is continuing to assess shallower pit wall slope angles over a larger area of the pit to enhance stability, along with an optimal mine plan sequence for Phase W, Phase S and Phase X. These include longer-term mine plan scenarios post-2024 that optimize stripping requirements while continuing to evaluate the underground potential for portions of Phase W and Phase X.

The program’s interim results are now contemplating a mine plan sequence that divides mining of Phase W into four parts. The first two parts would be mined over the next three to four years as part of the open pit, given stripping had already commenced in these areas, and would account for approximately 20% of Round Mountain’s mineral reserve estimates. Phase S mining is expected to start later this year (at December 31, 2021, 938 Au koz. at Phase S were converted to proven and probable reserves). Mining for the third and fourth parts of Phase W is expected to commence post-2024 and could potentially include underground mining as the Company continues to explore opportunities at Phase X.

At Bald Mountain, production was lower quarter-over-quarter and year-over-year mainly due to timing of ounces recovered from the heap leach pads in the north area of the mine. Production is expected to increase in the second half of the year due to higher heap leach recoveries. Cost of sales per ounce sold was higher compared with the previous quarter and year primarily due to lower production and higher contractor and fuel costs.

At La Coipa, the first gold bar was poured in February 2022 and the mine produced 524 Au eq. oz. during the quarter. The project was delivered on schedule and under budget despite the challenging global environment over the past two years. The plant is expected to ramp up over the next few months to reach full operating capacity mid-year. The Company continues to study opportunities to further extend mine life by incorporating adjacent pits into the mine plan.

At Chirano, production was largely in line quarter-over-quarter and decreased year-over-year mainly due to lower grades from underground mining. Cost of sales per ounce sold was lower compared with the previous quarter due to higher gold sales, and was higher year-over-year mainly due to lower production.

Development projects

Tasiast 24k

At the Tasiast 24k project, the process plant is now regularly reaching throughput of 21,000 tonnes per day (t/d), with efforts underway to further reduce commissioning downtime. The second phase of the project continues to progress well and is on track to meet throughput of 24,000 t/d by mid-2023. Engineering is planned to be substantially completed during Q2 2022 and construction of the site’s third leach tank is now 70% complete.

Great Bear project update

On February 24, 2022, Kinross announced that it had completed the acquisition of Great Bear Resources Ltd. On April 7, 2022, the Company provided an update on development at the Great Bear project in Red Lake, Ontario, with assay results from 60 holes drilled in the LP Fault zone continuing to confirm gold mineralization, which is open along strike and at depth. Kinross has received additional assay results from 25 holes since the last update which continue to support the Company’s view of a high-grade, top tier deposit that underpins the prospect of developing a large, long-life mining complex.

Kinross remains on track to declare an initial inferred mineral resource for the Great Bear project as part of its 2022 year-end results and commence a pre-feasibility study in 2023.

See Appendix A: Figure 1 for a LP Fault zone long section and the location of drill holes in the table below, and Appendix B for a full list of recent significant, composited assay results.

p. 6 Kinross reports 2022 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Hole ID		From (m)	To (m)	Width (m)	True Width (m)	Au (g/t)	Target
BR-470		140.25	143.25	3.00	2.90	8.82	Discovery
BR-471		151.60	160.00	8.40	7.90	1.82	Discovery
BR-471	including	153.10	153.75	0.65	0.60	18.20
BR-471	and	202.50	204.00	1.50	1.40	7.38
BR-478		38.40	39.00	0.60	0.50	10.40	Discovery
BR-517		544.80	545.55	0.75	0.70	8.87	Yauro
BR-517	and	550.30	562.75	12.45	11.70	0.49
BR-530		498.75	499.25	0.50	0.50	8.11	Discovery
BR-534		604.60	605.50	0.90	0.80	10.70	BR Discovery
BR-534	and	631.00	664.70	33.70	30.70	1.73
BR-553		514.15	517.75	3.60	3.40	2.61	Yauro
BR-553	and	725.60	730.20	4.60	4.40	4.68
BR-553	and	758.00	758.65	0.65	0.60	24.70
BR-561		219.80	225.25	5.45	5.40	1.05	Viggo
BR-561	including	222.35	223.55	1.20	1.20	3.20
BR-565		175.05	196.50	21.45	20.10	7.50	Viggo
BR-565	including	176.50	180.00	3.50	3.30	37.69
BR-565	and	376.35	377.50	1.15	1.10	21.00
BR-565	and	394.50	396.00	1.50	1.40	7.27

Exploration, study, and permitting activities continue to ramp up at the project, with approximately 200,000 metres of exploration and infill drilling expected to be completed in 2022. The drilling program will continue to focus on the LP Fault zone, the most significant discovery to date at the project. There are currently eight diamond drills and two reverse-circulation (RC) rigs active on site. The RC rigs are being utilized for a grade control program that is expected to inform the continuity and distribution of the high grade in the LP zone, while also testing grade control methodology. Since March 2022, approximately 11,800 metres of the planned 35,000-metre grade control program have been drilled.

Kinross is also analyzing an advanced exploration program that would establish an underground decline and workings. The advanced program would allow for underground drilling for more efficient exploration of deeper areas of the LP Fault, along with the nearby Hinge and Limb gold zones, as well as bulk sampling. The Company is targeting a potential start of the advanced program as early as 2024.

Baseline environmental surveys and local community socio-economic studies required for the permitting process are underway, and the Company is now working with a team of experts who have permitted multiple operating mines in Ontario. Kinross is also continuing its local stakeholder engagement program and working to foster strong relationships with local communities and with its partners in the Wabauskang and Lac Seul First Nations, on whose traditional territories the project is located.

Manh Choh

At the 70%-owned Manh Choh project in Alaska, feasibility study work is progressing well and is expected to be completed on schedule by the end of 2022. Permit applications are advancing as planned, with the Company now liaising with regulators on comments received regarding key permit applications submitted at the end of last year. Kinross has also signed an extension of the community support agreement with the Native Village of Tetlin and is continuing to prioritize transparent community engagements and generating local economic benefits as it develops the project. Initial production is on schedule to commence in late 2024, subject to permitting.

p. 7 Kinross reports 2022 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Lobo-Marte

The Lobo-Marte project in Chile continues to provide optionality for Kinross’ long-term portfolio as a potential large, low-cost mine, following the completion of the project feasibility study in November 2021. The timing and go-forward decision for the project will depend on a range of factors, including the gold price environment and projections, economic returns, permitting, priorities in the Company’s portfolio and other potential opportunities in the region, including mine life extensions at La Coipa. Should further La Coipa mine life extension opportunities be successful, Lobo-Marte’s timing is expected to be affected accordingly.

Company guidance update

The following section of the news release represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page 28 of this news release. This Company Guidance section references all-in sustaining cost per equivalent ounce sold, which is a non-GAAP ratio with no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers. The definition of this non-GAAP ratio and comparable reconciliation is included on pages 18 to 24 of this news release.

Kinross has adjusted its 2022 company-wide guidance previously disclosed on February 16, 2022 to exclude its assets from Russia and Ghana for full-year 2022 and other future guidance figures due to their pending divestments. As Kinross’ share of Chirano (90%) is now excluded from guidance, all guidance figures are no longer on an attributable basis, but on a total basis.

Production guidance

On a pro-forma portfolio basis, Kinross maintained its 2022 production guidance of 2.15 million Au eq. oz. (+/- 5%). The Company continues to expect higher production in the second half of the year, which is largely driven by increased production at Paracatu, Tasiast and La Coipa.

The Company’s 2023 and 2024 production guidance have been adjusted to 2.3 and 2.1 million Au eq. oz. (+/- 5%), respectively. Kinross expects to maintain a substantial production profile with estimated average production of two million Au eq. oz. per year over the remainder of the decade.

Annual gold equivalent production guidance (+/- 5%)
2022	2.15 million oz.
2023	2.3 million oz.
2024	2.1 million oz.

Inflation impact

The ongoing global impacts of the COVID-19 pandemic and inflation have been factored into the Company’s 2022 attributable cost of sales and capital expenditures guidance. Potential additional inflationary impacts have been excluded from the Company’s forecast for its 2023 and 2024 capital forecast. Kinross continues to closely monitor the impact of inflationary pressures on its operations and projects.

Cost guidance

	2022 Guidance (+/- 5%)	2021 Actual[9]
Production cost of sales per Au eq. oz.	$830	$832
All-in sustaining cost per Au eq. oz. [2]	$1,150	$1,1381	[1]

Taking into account current gold and oil prices, Kinross’ production cost of sales forecast has been maintained at $830 per Au eq. oz. (+/- 5%) for 2022. Production cost of sales per ounce is expected to decrease during the second half of the year largely due to the anticipated increase in production.

p. 8 Kinross reports 2022 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The 2022 guidance for all-in sustaining cost will be $1,150 per eq. oz. sold (+/- 5%).

The following assumptions related to gold and oil prices have been used to forecast the Company’s cost of sales and all-in sustaining cost guidance:

•	a gold price of $1,800 per ounce;

•	an oil price of $100 per barrel;

o	including a $10 per barrel change in the price of oil would be expected to result in an approximate $4 impact on fuel consumption costs on production cost of sales per ounce.

The other key assumptions and sensitivities disclosed in the Company’s original guidance on February 16, 2022 have not changed.

Capital expenditures guidance

The 2022 capital expenditures forecast has been lowered to $850 million (+/- 5%). Kinross’ capital expenditures outlook for 2023 and 2024 is approximately $750 million per year, excluding inflationary impacts and based on Kinross’ current production guidance. As the Company continues to develop and optimize its portfolio, other projects, such as Manh Choh and Great Bear, may be incorporated into its capital expenditures forecast over the 2023 - 2024 timeframe.

Other 2022 guidance updates

The 2022 forecast for exploration has been increased to approximately $140 million, all of which is expected to be expensed. The increase is primarily related to the inclusion of the comprehensive exploration program planned at the Great Bear project.

The 2022 forecast for overhead (general and administrative and business development expenses) has been reduced to approximately $145 million.

Other operating costs expected to be incurred in 2022 are now estimated to be $120 million (+/- 5%), which are principally due to care and maintenance, reclamation, and pandemic-related mitigation measures.

Based on an assumed gold price of $1,800 per ounce, and with other budget assumptions maintained, tax expense is expected to be $150 million and taxes paid is expected to be $125 million. Adjusting the Brazilian real to the respective exchange rate of 5.58 to the U.S. dollar in effect at December 31, 2021, tax expense would be expected to be $190 million. Tax expense is expected to increase by 22% of any profit resulting from higher gold prices. Taxes paid is expected to increase by approximately $5 million for every $100 increase in the realized gold price.

Depreciation, depletion and amortization is now forecast to be approximately $440 per Au eq. oz. sold (+/- 5%).

The interest paid forecast has been updated to be approximately $95 million, which includes approximately $40 million of capitalized interest.

Exploration update

Exploration activities continued to focus on promising targets around current operations and areas where existing infrastructure can be leveraged. Initial highlights from 2022 include:

Round Mountain: Activities continued to focus on extending the Gold Hill mineralized vein structures, with promising results, which includes high grades, received during the quarter. Gold Hill is located approximately seven kilometres north of Round Mountain.

p. 9 Kinross reports 2022 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

•	D-1165 – 3.2m @ 10.32 g/t Au (incl. 2.1m @ 15.24 g/t Au) – the results confirm the 230-metre down-dip extension of the “Alexandria” vein, which was discovered in late 2021.

•	D-1164 – 1.9m @ 5.82 g/t Au (incl. 0.4m @ 22.0 g/t Au)

•	D-1164 – 2.1m @ 5.94 g/t Au (incl. 0.4m @ 23.3 g/t Au).

The two intercepts at D-1164 are along a 100-metre west extension of several high-grade, sub-vertical holes between the main Gold Hill vein and the Alexandria vein. New geophysical data confirmed multiple deposit-scale trends open along strike at Gold Hill. Work on the planned drift for underground exploration at Phase X continues to advance well.

Curlew Basin Exploration (CBX): At the CBX program, located approximately 35 kilometres north of the Kettle River mill, underground drilling continues to intersect previously unidentified veins after underground drilling commenced in Q3 2021 following the completion of dewatering and exploration drift development. Recent drilling from late 2021 has identified 22 new mineralized veins, including an extension of the “Galaxie” vein (which was discovered last year) along a 150-metre strike and at 100-metre depth. Drilling results from the quarter include:

•	Hole# 1103 – 6.4m @ 4.95 g/t Au (TW) – Stealth target

•	Hole# 1103 – 3.2m @ 5.62 g/t Au (TW) – Galaxie target

•	Hole# 1101 – 6.8m @ 3.73 g/t Au (TW) – West Zone target

Divestment of Russia assets

On April 5, 2022, Kinross announced that it had entered into an agreement with the Highland Gold Mining group of companies and its affiliates to sell 100% of its Russian assets for total consideration of $680 million in cash. The total cash consideration includes $400 million for the Kupol mine and $280 million for the Udinsk project. Kinross will receive $100 million at closing and the remaining total consideration is scheduled to be received in annual payments from 2023 through to 2027.

The deferred payments are secured by an extensive security package that includes share pledges, financial guarantees and an escrow account, with all payments payable in U.S. dollars. The parties are continuing to advance the closing process and the transaction remains subject to Russian government approval. In light of unprecedented circumstances, the timing and outcome of such an approval is uncertain.

Divestment of Ghana assets

On April 25, 2022, Kinross announced that it had entered into an agreement with Asante to sell its 90% interest in the Chirano mine in Ghana for total consideration of $225 million in cash and shares. Upon closing of the transaction, Kinross is to receive $115 million in cash and $50 million in Asante common shares, provided that the issuance of Asante common shares will not result in Kinross exceeding a 9.9% ownership in Asante. The agreement also provides for total deferred payments of $60 million in cash. If the 9.9% share ownership limit is reached, the remainder of the $50 million is to be paid by increasing the deferred cash payments. The transaction closing is targeted for the end of May 2022.

Environment, Social and Governance

Kinross published its 2021 Sustainability Report today, detailing the Company’s ESG approach and performance. Through its values-based approach, the Company ensures that ESG is a core part of its culture, business strategy and future growth plans.

Access the full Sustainability Report here: https://www.kinross.com/2021-Sustainability-Report

For highlights of the Report, read here: https://www.kinross.com/Kinross-releases-2021-sustainability-report

Kinross ranked well among peers in major ESG rankings and ratings and maintained its top-tier governance record. The Company increased its S&P Global score, moving to the 94th percentile for 2021, the highest ever ranking for Kinross, and maintained its “A” position with MSCI.

p. 10 Kinross reports 2022 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Kinross obtained independent limited assurance of selected ESG performance metrics and, following the Company’s normal practice, has provided Global Reporting Initiative (GRI) and Sustainability Accounting Standards Board (SASB) indices. The Company expects to publish its 2021 Task Force on Climate-Related Financial Disclosures (TCFD) climate report in Q2 2022.

Other highlights from the Report include:

•	In 2021, Kinross generated $3.5 billion in economic benefits through taxes, wages, procurement and community support, including donations. Since 2010, $40 billion has been contributed to the economies of Kinross’ host countries.

•	As part of Kinross’ commitment to proactively mitigating and reducing environmental impacts, all sites maintained robust water management systems and, in 2021, 80% of total water withdrawn was recycled.

•	The Company is committed to fostering a safe, inclusive and diverse workplace that is representative of the communities where it operates. Approximately 99% of Kinross’ total workforce, and 92% of management, are from within host countries, record highs for the Company.

In the first quarter of 2022, Kinross provided significant donations to several organizations. This includes a $1 million donation for response and rebuilding efforts to support the Appiatse community in Ghana after a tragic explosion and a $1 million donation to the Canadian Red Cross Ukraine Humanitarian Crisis Appeal to assist those affected by the ongoing conflict in Ukraine. Kinross also donated $1 million to support the development of the Troth Yeddha’ Indigenous Studies Center at the University of Alaska Fairbanks (UAF) to support Indigenous-focused academic, research and cultural programs.

Conference call details

In connection with this news release, Kinross will hold a conference call and audio webcast on Wednesday, May 11, 2022 at 7:45 a.m. EDT to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – (833) 968-2237; Passcode: 5893677

Outside of Canada & US – (825) 312-2059; Passcode: 5893677

Replay (available up to 14 days after the call):

Canada & US toll-free – (800) 770-2030; Passcode: 5893677

Outside of Canada & US – +1 (647) 362-9199; Passcode: 5893677

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on www.kinross.com.

This release should be read in conjunction with Kinross’ 2022 first-quarter unaudited Financial Statements and Management’s Discussion and Analysis report at www.kinross.com. Kinross’ 2022 first-quarter unaudited Financial Statements and Management’s Discussion and Analysis have been filed with Canadian securities regulators (available at www.sedar.com) and furnished with the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the financial statements free of charge upon request to the Company.

p. 11 Kinross reports 2022 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Virtual Annual Meeting of Shareholders

Kinross’ Annual Meeting of Shareholders will be held on Wednesday, May 11, 2022 at 10:00 a.m. EDT.

The Company has again elected to hold a virtual meeting via a live audio webcast given the continued impact and uncertainty of the COVID-19 pandemic. Kinross believes this is a prudent approach that prioritizes safety while still providing the same level of disclosure, transparency and participation as previous meetings.

The virtual meeting will be accessible online at: web.lumiagm.com/468209904.

Voting and participation instructions for eligible shareholders are provided in the Company’s Notice of Annual Meeting of Shareholders and Management Information Circular.

The link to the virtual meeting will also be accessible at www.kinross.com and will be archived for later use.

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile, Canada, Russia and Ghana. Our focus on delivering value is based on our core principles of responsible mining, operational excellence, disciplined growth and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Vice-President, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Chris Lichtenheldt

Vice-President, Investor Relations

phone: 416-365-2761

chris.lichtenheldt@kinross.com

p. 12 Kinross reports 2022 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Review of operations

	Gold equivalent ounces				Production cost		Production cost of sales/equivalent
Three months ended March 31, (unaudited)	Produced		Sold		of sales ($millions)		ounce sold
	2022	2021	2022	2021	2022	2021	2022	2021
Fort Knox	54,803	55,815	52,813	55,561	$67.4	$57.7	$1,276	$1,038
Round Mountain	45,319	74,286	46,959	73,878	52.3	63.1	1,114	854
Bald Mountain	36,071	51,408	41,017	48,250	40.3	37.0	983	767
Paracatu	108,009	126,547	101,886	126,811	106.6	82.8	1,046	653
La Coipa	524	-	-	-	-	-	-	-
Maricunga	-	-	858	731	0.6	0.5	699	684
Americas Total	244,726	308,056	243,533	305,231	267.2	241.1	1,097	790

Tasiast	133,695	88,964	130,195	83,670	95.8	51.3	736	613
Chirano (100%)	34,929	43,894	35,810	41,144	47.6	52.8	1,329	1,283
West Africa Total	168,624	132,858	166,005	124,814	143.4	104.1	864	834

Less: Chirano non-controlling interest (10%)	(3,493)	(4,389)	(3,581)	(4,114)	(4.8)	(5.3)
West Africa Attributable Total	165,131	128,469	162,424	120,700	138.6	98.8	$853	$819

Attributable Total	409,857	436,525	405,957	425,931	405.8	339.9	1,000	798
Add: Chirano non-controlling interest (10%)	3,493	4,389	3,581	4,114	4.8	5.3
Continuing Operations Total	413,350	440,914	409,538	430,045	410.6	345.2	$1,003	$803

Discontinued Operations
Kupol	95,891	122,252	85,937	122,153	65.4	74.7	$761	$612

p. 13 Kinross reports 2022 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Interim condensed consolidated balance sheets

(unaudited, expressed in millions of U.S. dollars, except share amounts)

	As at
	March 31,	December 31,
	2022	2021
Assets
Current assets
Cash and cash equivalents	$454.2	$531.5
Restricted cash	13.1	11.4
Accounts receivable and other assets	123.6	214.5
Current income tax recoverable	6.7	10.2
Inventories	1,044.4	1,151.3
Unrealized fair value of derivative assets	49.2	30.0
Assets held for sale	498.4	-
	2,189.6	1,948.9
Non-current assets
Property, plant and equipment	8,248.3	7,617.7
Goodwill	-	158.8
Long-term investments	108.2	98.2
Investment in joint venture	7.0	7.1
Other long-term assets	568.9	590.9
Deferred tax assets	-	6.5
Total assets	$11,122.0	$10,428.1

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$441.8	$492.7
Current income tax payable	16.8	95.0
Current portion of long-term debt and credit facilities	40.0	40.0
Current portion of provisions	85.4	90.0
Other current liabilities	23.7	23.7
Liabilities held for sale	53.4	-
	661.1	741.4
Non-current liabilities
Long-term debt and credit facilities	2,688.8	1,589.9
Provisions	735.9	847.9
Long-term lease liabilities	33.4	35.1
Other long-term liabilities	146.1	127.4
Deferred tax liabilities	418.9	436.8
Total liabilities	$4,684.2	$3,778.5

Equity
Common shareholders' equity
Common share capital	$4,710.2	$4,427.7
Contributed surplus	10,698.4	10,664.4
Accumulated deficit	(9,055.1)	(8,492.4)
Accumulated other comprehensive income (loss)	14.2	(18.8)
Total common shareholders' equity	6,367.7	6,580.9
Non-controlling interests	70.1	68.7
Total equity	6,437.8	6,649.6
Total liabilities and equity	$11,122.0	$10,428.1

Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	1,297,256,784	1,244,332,772

p. 14 Kinross reports 2022 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Interim condensed consolidated statements of operations

(unaudited, expressed in millions of U.S. dollars, except share and per share amounts)

	Three months ended
	March 31,	March 31,
	2022	2021
Revenue
Metal sales	$768.0	$768.7

Cost of sales
Production cost of sales	410.6	345.2
Depreciation, depletion and amortization	180.8	188.8
Total cost of sales	591.4	534.0
Gross profit	176.6	234.7
Other operating expense	19.1	39.6
Exploration and business development	24.8	20.1
General and administrative	30.2	30.7
Operating earnings	102.5	144.3
Other (expense) income - net	(5.0)	4.2
Finance income	2.2	1.5
Finance expense	(22.0)	(19.0)
Earnings from continuing operations before tax	77.7	131.0
Income tax recovery (expense) - net	4.5	(55.1)
Earnings from continuing operations after tax	82.2	75.9
(Loss) earnings from discontinued operations after tax	$(606.1)	$73.3
Net (loss) earnings	$(523.9)	$149.2
Net (loss) earnings from continuing operations attributable to:
Non-controlling interests	$(0.1)	$(0.3)
Common shareholders	$82.3	$76.2
Net (loss) earnings attributable to:
Non-controlling interests	$(0.1)	$(0.3)
Common shareholders	$(523.8)	$149.5
Earnings per share from continuing operations attributable to common shareholders
Basic	$0.07	$0.06
Diluted	$0.06	$0.06
(Loss) earnings per share attributable to common shareholders
Basic	$(0.41)	$0.12
Diluted	$(0.41)	$0.12

p. 15 Kinross reports 2022 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Interim condensed consolidated statements of cash flows

(unaudited, expressed in millions of U.S. dollars)

	Three months ended
	March 31,	March 31,
	2022	2021
Net inflow (outflow) of cash related to the following activities:
Operating:
Earnings from continuing operations after tax	$82.2	$75.9
Adjustments to reconcile net earnings from continuing operations to net cash provided from operating activities:
Depreciation, depletion and amortization	180.8	188.8
Share-based compensation expense	3.0	3.8
Finance expense	22.0	19.0
Deferred tax (recovery) expense	(20.0)	2.9
Foreign exchange losses and other	4.9	8.5
Reclamation recovery	(11.9)	-
Changes in operating assets and liabilities:
Accounts receivable and other assets	43.8	(3.0)
Inventories	(90.5)	(32.9)
Accounts payable and accrued liabilities	(25.2)	(21.6)
Cash flow provided from operating activities	189.1	241.4
Income taxes paid	(83.9)	(96.3)
Net cash flow of continuing operations provided from operating activities	105.2	145.1
Net cash flow of discontinued operations provided from operating activities	91.4	134.7
Investing:
Additions to property, plant and equipment	(106.3)	(191.6)
Interest paid capitalized to property, plant and equipment	(11.0)	(23.2)
Acquisitions net of cash acquired	(1,027.5)	-
Net additions to long-term investments and other assets	(13.9)	(1.9)
(Increase) decrease in restricted cash - net	(1.7)	2.4
Interest received and other - net	1.1	0.5
Net cash flow of continuing operations used in investing activities	(1,159.3)	(213.8)
Net cash flow of discontinued operations used in investing activities	(11.2)	(155.0)
Financing:
Proceeds from drawdown of debt	1,097.6	-
Interest paid	(24.7)	(23.6)
Payment of lease liabilities	(5.4)	(7.6)
Dividends paid to common shareholders	(38.9)	(37.8)
Other - net	5.9	4.6
Net cash flow of continuing operations provided from (used in) financing activities	1,034.5	(64.4)
Net cash flow of discontinued operations used in financing activities	-	-
Effect of exchange rate changes on cash and cash equivalents of continuing operations	-	(0.2)
Effect of exchange rate changes on cash and cash equivalents of discontinued operations	(3.9)	(1.2)
Increase (decrease) in cash and cash equivalents	56.7	(154.8)
Cash and cash equivalents, beginning of period	531.5	1,210.9
Reclassified to assets held for sale	(134.0)	-
Cash and cash equivalents, end of period	$454.2	$1,056.1

p. 16 Kinross reports 2022 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Operating Summary

	Mine	Period	Ownership	Tonnes Ore Mined (a)	Ore Processed (Milled) (a)	Ore Processed (Heap Leach) (a)	Grade (Mill)	Grade (Heap Leach)	Recovery (b)(e)	Gold Eq Production (c)	Gold Eq Sales (c)	Production cost of sales	Production cost of sales/oz(d)	Total Cap Ex (f)	DD&A
			(%)	('000 tonnes)	('000 tonnes)	('000 tonnes)	(g/t)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
Americas		Q1 2022	100	13,743	1,852	13,010	0.66	0.17	80%	54,803	52,813	$67.4	$1,276	$2.9	$20.9
	Fort Knox	Q4 2021	100	9,203	2,148	8,185	0.73	0.19	82%	73,830	74,384	$74.1	$996	$31.6	$30.9
		Q3 2021	100	8,024	2,221	6,395	0.77	0.20	82%	71,336	71,482	$67.7	$947	$37.4	$29.7
		Q2 2021	100	9,560	1,939	7,864	0.70	0.22	81%	63,302	62,163	$67.7	$1,089	$18.7	$26.7
		Q1 2021	100	8,174	1,751	7,396	0.57	0.20	80%	55,815	55,561	$57.7	$1,038	$25.4	$22.5
	Round Mountain	Q1 2022	100	3,767	929	3,208	0.80	0.36	79%	45,319	46,959	$52.3	$1,114	$16.0	$12.1
		Q4 2021	100	1,755	1,057	1,529	0.64	0.33	75%	51,549	52,723	$51.8	$982	$50.3	$14.5
		Q3 2021	100	1,531	915	4,442	0.63	0.29	76%	63,242	61,405	$60.8	$990	$23.7	$16.3
		Q2 2021	100	2,551	1,133	2,552	0.54	0.38	76%	67,928	71,935	$60.2	$837	$20.2	$17.4
		Q1 2021	100	3,843	976	4,019	0.70	0.46	81%	74,286	73,878	$63.1	$854	$31.3	$17.0
	Bald Mountain	Q1 2022	100	3,870	-	3,870	-	0.63	nm	36,071	41,017	$40.3	$983	$5.8	$35.1
		Q4 2021	100	5,222	-	5,222	-	0.52	nm	61,036	53,559	$50.1	$935	$17.2	$57.2
		Q3 2021	100	5,941	-	5,941	-	0.46	nm	55,559	52,874	$48.8	$923	$7.7	$59.4
		Q2 2021	100	5,875	-	5,875	-	0.57	nm	36,887	41,383	$41.6	$1,005	$5.2	$39.1
		Q1 2021	100	2,025	-	2,025	-	0.48	nm	51,408	48,250	$37.0	$767	$8.9	$40.2
	Paracatu	Q1 2022	100	6,165	13,645	-	0.33	-	75%	108,009	101,886	$106.6	$1,046	$16.0	$39.6
		Q4 2021	100	13,036	15,451	-	0.35	-	77%	138,669	145,691	$116.9	$802	$49.6	$47.7
		Q3 2021	100	14,107	15,085	-	0.37	-	76%	134,425	133,924	$103.7	$774	$30.0	$44.5
		Q2 2021	100	12,624	14,138	-	0.37	-	76%	150,919	143,474	$108.7	$758	$27.5	$50.7
		Q1 2021	100	12,612	15,372	-	0.38	-	75%	126,547	126,811	$82.8	$653	$20.8	$37.7
	Maricunga	Q1 2022	100	-	-	-	-	-	nm	-	858	$0.6	$699	$-	$0.1
		Q4 2021	100	-	-	-	-	-	nm	-	821	$0.6	$731	$-	$0.1
		Q3 2021	100	-	-	-	-	-	nm	-	655	$0.5	$763	$-	$0.3
		Q2 2021	100	-	-	-	-	-	nm	-	580	$0.4	$690	$-	$0.1
		Q1 2021	100	-	-	-	-	-	nm	-	731	$0.5	$684	$-	$0.1
West Africa	Tasiast	Q1 2022	100	3,462	1,524	-	2.54	-	94%	133,695	130,195	$95.8	$736	$19.4	$57.1
		Q4 2021	100	1,061	1,068	-	1.50	-	94%	15,253	15,006	$10.8	$720	$52.5	$13.1
		Q3 2021	100	822	-	-	-	-	0%	3,847	4,822	$8.3	$1,721	$68.1	$21.3
		Q2 2021	100	818	1,161	-	1.67	-	95%	62,438	70,695	$53.2	$753	$70.2	$54.2
		Q1 2021	100	843	1,504	-	1.85	-	96%	88,964	83,670	$51.3	$613	$68.6	$48.3
	Chirano - 100%	Q1 2022	100	651	875	-	1.32	-	86%	34,929	35,810	$47.6	$1,329	$5.5	$14.3
		Q4 2021	100	625	869	-	1.48	-	85%	34,561	31,633	$45.7	$1,445	$7.5	$15.8
		Q3 2021	100	802	881	-	1.54	-	87%	37,588	34,999	$49.4	$1,411	$9.3	$17.0
		Q2 2021	100	933	862	-	1.54	-	88%	38,625	40,517	$53.7	$1,325	$12.8	$19.0
		Q1 2021	100	735	821	-	1.81	-	88%	43,894	41,144	$52.8	$1,283	$10.1	$21.2
	Chirano - 90%(g)	Q1 2022	90	651	875	-	1.32	-	86%	31,436	32,229	$42.8	$1,329	$5.0	$12.9
		Q4 2021	90	625	869	-	1.48	-	85%	31,105	28,470	$41.1	$1,445	$6.8	$14.2
		Q3 2021	90	802	881	-	1.54	-	87%	33,829	31,499	$44.5	$1,411	$8.4	$15.3
		Q2 2021	90	933	862	-	1.54	-	88%	34,762	36,465	$48.3	$1,325	$11.5	$17.1
		Q1 2021	90	735	821	-	1.81	-	88%	39,505	37,030	$47.5	$1,283	$9.1	$19.1

(a)	Tonnes of ore mined and processed represent 100% Kinross for all periods presented.
(b)	Due to the nature of heap leach operations, recovery rates at Maricunga and Bald Mountain cannot be accurately measured on a quarterly basis. Recovery rates at Fort Knox, Round Mountain and Tasiast represent mill recovery only.
(c)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios for the quarters presented are as follows: Q1 2022: 78.19:1; Q4 2021: 76.89:1; Q3 2021: 73.45:1; Q2 2021: 68.05:1; Q1 2021: 68.33:1.
(d)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by gold equivalent ounces sold.
(e)	"nm" means not meaningful.
(f)	"Capital expenditures" is as reported as “Additions to property, plant and equipment” on the interim condensed consolidated statements of cash flows.
(g)	Figures for gold equivalent production, gold equivalent sales, production cost of sales, capital expenditures and depreciation, depletion and amortization for all quarters presented are based on Kinross' 90% share of Chirano and are calculated as Chirano 100% as reported above, less 10%. For Q1 2022: Production cost of sales is calculated as $47.6 million less 10%, or $4.8 million. Total capital expenditures is calculated as $5.5 million less 10%, or $0.5 million. Depreciation, depletion and amortization is calculated as $14.3 million less 10%, or $1.4 million. All other quarters presented are calculated in the same manner.

p. 17 Kinross reports 2022 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Reconciliation of non-GAAP financial measures and ratios

The Company has included certain non-GAAP financial measures and ratios in this document. These financial measures and ratios are not defined under International Financial Reporting Standards (IFRS) and should not be considered in isolation. The Company believes that these financial measures and ratios, together with financial measures and ratios determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these financial measures and ratios is meant to provide additional information and should not be used as a substitute for performance measures and ratios prepared in accordance with IFRS. These financial measures and ratios are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted net earnings from continuing operations attributable to common shareholders and adjusted net earnings from continuing operations per share are non-GAAP financial measures and ratios which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures and ratios, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings from continuing operations and adjusted net earnings from continuing operations per share measures and ratios are not necessarily indicative of net earnings from continuing operations and earnings per share measures and ratios as determined under IFRS.

The following table provides a reconciliation of net earnings from continuing operations to adjusted net earnings from continuing operations for the periods presented:

(unaudited, expressed in millions of U.S dollars, except per share amounts)	Three months ended March 31,

	2022	2021
Net earnings from continuing operations attributable to common shareholders - as reported	$82.3	$76.2
Adjusting items:
Foreign exchange losses (gains)	2.4	(5.8)
Foreign exchange (gains) losses on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	(15.7)	6.3
Taxes in respect of prior periods	5.9	8.7
Reclamation recovery	(11.9)	-
COVID-19 costs(a)	-	5.6
Round Mountain pit wall stabilization costs	-	3.5
Other(b)	9.3	12.0
Tax effects of the above adjustments	(1.7)	(4.1)
	(11.7)	26.2
Adjusted net earnings from continuing operations attributable to common shareholders	$70.6	$102.4
Weighted average number of common shares outstanding - Basic	1,264.5	1,259.2
Adjusted net earnings from coninuing operations per share	$0.06	$0.08
Basic earnings from continuing operations per share attributable to common shareholders	$0.07	$0.06

(a)	Includes COVID-19 related labour, health and safety, donations and other support program costs. For the three months ended March 31, 2022, adjusted net earnings has not been adjusted for COVID-19 related costs of $5.7 million incurred at operating sites.
(b)	Other includes various impacts, such as one-time costs at sites, and gains and losses on the sale of assets and hedges, which the Company believes are not reflective of the Company’s underlying performance for the reporting period.

p. 18 Kinross reports 2022 first-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Free cash flow from continuing operations is a non-GAAP financial measure and is defined as net cash flow of continuing operations provided from operating activities less capital expenditures. The Company believes that that this measure, which is used internally to evaluate the Company’s underlying cash generation performance and the ability to repay creditors and return cash to shareholders, provides investors with the ability to better evaluate the Company’s underlying performance. However, the free cash flow from continuing operations measure is not necessarily indicative of operating earnings or net cash flow of continuing operations provided from operating activities as determined under IFRS.

The following table provides a reconciliation of free cash flow from continuing operations for the periods presented:

(unaudited, expressed in millions of U.S dollars)

	Three months ended March 31,
	2022	2021
Net cash flow of continuing operations provided from operating activities - as reported	$105.2	$145.1

Less: Additions to property, plant and equipment	(106.3)	(191.6)

Free cash flow from continuing operations	$(1.1)	$(46.5)

Adjusted operating cash flow from continuing operations is a non-GAAP financial measure and is defined as net cash flow of continuing operations provided from operating activities excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments. The Company uses adjusted operating cash flow from continuing operations internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the adjusted operating cash flow from continuing operations measure is not necessarily indicative of net cash flow of continuing operations provided from operating activities as determined under IFRS.

The following table provides a reconciliation of adjusted operating cash flow from continuing operations for the periods presented:

(unaudited, expressed in millions of U.S dollars)

	Three months ended March 31,
	2022	2021
Net cash flow of continuing operations provided from operating activities - as reported	$105.2	$145.1

Adjusting items:
Working capital changes:
Accounts receivable and other assets	(43.8)	3.0
Inventories	90.5	32.9
Accounts payable and other liabilities, including income taxes paid	109.1	117.9
	155.8	153.8
Adjusted operating cash flow from continuing operations	$261.0	$298.9

p. 19 Kinross reports 2022 first-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Attributable production cost of sales from continuing operations per equivalent ounce sold is a non-GAAP ratio and is defined as attributable production cost of sales from continuing operations divided by the attributable number of gold equivalent ounces sold from continuing operations. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties.

The following table provides a reconciliation of attributable production cost of sales from continuing operations per equivalent ounce sold for the periods presented:

(unaudited, expressed in millions of U.S. dollars, except ounces and production cost of sales per equivalent ounce)

	Three months ended March 31,
	2022	2021
Production cost of sales from continuing operations - as reported	$410.6	$345.2
Less: portion attributable to Chirano non-controlling interest(a)	(4.8)	(5.3)
Attributable(b) production cost of sales from continuing operations	$405.8	$339.9

Gold equivalent ounces sold from continuing operations	409,538	430,045
Less: portion attributable to Chirano non-controlling interest(c)	(3,581)	(4,114)
Attributable(b) gold equivalent ounces sold from continuing operations	405,957	425,931
Attributable(b) production cost of sales from continuing operations per equivalent ounce sold	$1,000	$798
Consolidated production cost of sales from continuing operations per equivalent ounce sold(d)	$1,003	$803

See page 24 for details of the footnotes referenced within the table above.

Attributable production cost of sales from continuing operations per ounce sold on a by-product basis is a non-GAAP ratio which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this ratio provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales from continuing operations per ounce sold on a by-product basis for the periods presented:

(unaudited, expressed in millions of U.S. dollars, except ounces and production cost of sales per ounce)

	Three months ended March 31,
	2022	2021
Production cost of sales from continuing operations - as reported	$410.6	$345.2
Less: portion attributable to Chirano non-controlling interest(a)	(4.8)	(5.3)
Less: attributable(b) silver revenue(e)	(4.5)	(6.6)
Attributable(b) production cost of sales from continuing operations net of silver by-product revenue	$401.3	$333.3

Gold ounces sold from continuing operations	407,104	426,327
Less: portion attributable to Chirano non-controlling interest(c)	(3,577)	(4,107)
Attributable(b) gold ounces sold from continuing operations	403,527	422,220
Attributable(b) production cost of sales from continuing operations per ounce sold on a by-product basis	$994	$789
Consolidated production cost of sales from continuing operations per equivalent ounce sold(d)	$1,003	$803

See page 24 for details of the footnotes referenced within the table above.

p. 20 Kinross reports 2022 first-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Attributable all-in sustaining cost and all-in cost from continuing operations per ounce sold on a by-product basis are non-GAAP financial measures and ratios, as applicable, calculated based on guidance published by the World Gold Council (“WGC”). The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these metrics. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures and ratios presented by the Company may not be comparable to similar measures and ratios presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures and ratios reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Attributable all-in sustaining cost and all-in cost from continuing operations per ounce sold on a by-product basis are calculated by adjusting total production cost of sales from continuing operations, as reported on the interim condensed consolidated statements of operations, as follows:

(unaudited, expressed in millions of U.S. dollars, except ounces and costs per ounce)

	Three months ended March 31,
	2022	2021
Production cost of sales from continuing operations - as reported	$410.6	$345.2
Less: portion attributable to Chirano non-controlling interest(a)	(4.8)	(5.3)
Less: attributable(b) silver revenue from continuing operations(e)	(4.5)	(6.6)
Attributable(b) production cost of sales from continuing operations net of silver by-product revenue	$401.3	$333.3
Adjusting items on an attributable(b) basis:
General and administrative(f)	30.2	30.7
Other operating expense - sustaining(g)	5.0	2.3
Reclamation and remediation - sustaining(h)	8.4	10.4
Exploration and business development - sustaining(i)	7.9	8.1
Additions to property, plant and equipment - sustaining(j)	42.9	48.6
Lease payments - sustaining(k)	5.2	7.5
All-in Sustaining Cost on a by-product basis - attributable(b)	$500.9	$440.9
Other operating expense - non-sustaining(g)	12.4	9.6
Reclamation and remediation - non-sustaining(h)	1.2	0.9
Exploration and business development - non-sustaining(i)	16.8	11.8
Additions to property, plant and equipment - non-sustaining(j)	62.0	141.2
Lease payments - non-sustaining(k)	0.2	0.1
All-in Cost on a by-product basis - attributable(b)	$593.5	$604.5
Gold ounces sold from continuing operations	407,104	426,327
Less: portion attributable to Chirano non-controlling interest(c)	(3,577)	(4,107)
Attributable(b) gold ounces sold from continuing operations	403,527	422,220
Attributable(b) all-in sustaining cost from continuing operations per ounce sold on a by-product basis	$1,241	$1,044
Attributable(b) all-in cost from continuing operations per ounce sold on a by-product basis	$1,471	$1,432
Consolidated production cost of sales from continuing operations per equivalent ounce sold(d)	$1,003	$803

See page 24 for details of the footnotes referenced within the table above.

p. 21 Kinross reports 2022 first-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP financial measures and ratios, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost from continuing operations per equivalent ounce sold are calculated by adjusting total production cost of sales from continuing operations, as reported on the interim condensed consolidated statements of operations, as follows:

(unaudited, expressed in millions of U.S. dollars, except ounces and costs per equivalent ounce)

	Three months ended March 31,
	2022	2021
Production cost of sales from continuing operations - as reported	$410.6	$345.2
Less: portion attributable to Chirano non-controlling interest(a)	(4.8)	(5.3)
Attributable(b) production cost of sales from continuing operations	$405.8	$339.9
Adjusting items on an attributable(b) basis:
General and administrative(f)	30.2	30.7
Other operating expense - sustaining(g)	5.0	2.3
Reclamation and remediation - sustaining(h)	8.4	10.4
Exploration and business development - sustaining(i)	7.9	8.1
Additions to property, plant and equipment - sustaining(j)	42.9	48.6
Lease payments - sustaining(k)	5.2	7.5
All-in Sustaining Cost - attributable(b)	$505.4	$447.5
Other operating expense - non-sustaining(g)	12.4	9.6
Reclamation and remediation - non-sustaining(h)	1.2	0.9
Exploration and business development - non-sustaining(i)	16.8	11.8
Additions to property, plant and equipment - non-sustaining(j)	62.0	141.2
Lease payments - non-sustaining(k)	0.2	0.1
All-in Cost - attributable(b)	$598.0	$611.1
Gold equivalent ounces sold from continuing operations	409,538	430,045
Less: portion attributable to Chirano non-controlling interest(c)	(3,581)	(4,114)
Attributable(b) gold equivalent ounces sold from continuing operations	405,957	425,931
Attributable(b) all-in sustaining cost from continuing operations per equivalent ounce sold	$1,245	$1,051
Attributable(b) all-in cost from continuing operations per equivalent ounce sold	$1,473	$1,435
Consolidated production cost of sales from continuing operations per equivalent ounce sold(d)	$1,003	$803

See page 24 for details of the footnotes referenced within the table above.

p. 22 Kinross reports 2022 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Attributable All-In Sustaining Cost and All-In Cost per Equivalent Ounce Sold – Year Ended December 31, 2021

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the year ended December 31, 2021 consolidated statements of operations, as follows:

(expressed in millions of U.S. dollars, except ounces and costs per equivalent ounce)	Year ended December 31,
2021
Production cost of sales - as reported	$1,726.1
Less: portion attributable to Chirano non-controlling interest(a)	(20.2)
Attributable(b) production cost of sales	$1,705.9
Adjusting items on an attributable(b) basis:
General and administrative(l)	126.6
Other operating expense - sustaining(m)	10.6
Reclamation and remediation - sustaining(n)	43.2
Exploration and business development - sustaining(o)	40.0
Additions to property, plant and equipment - sustaining(p)	386.0
Lease payments - sustaining(q)	32.8
All-in Sustaining Cost - attributable(b)	$2,345.1
Other operating expense - non-sustaining(m)	38.1
Reclamation and remediation - non-sustaining(n)	3.4
Exploration and business development - non-sustaining(o)	91.3
Additions to property, plant and equipment - non-sustaining(p)	544.6
Lease payments - non-sustaining(q)	1.0
All-in Cost - attributable(b)	$3,023.5
Gold equivalent ounces sold	2,075,738
Less: portion attributable to Chirano non-controlling interest(c)	(14,829)
Attributable(b) gold equivalent ounces sold	2,060,909
Attributable(b) all-in sustaining cost per equivalent ounce sold	$1,138
Attributable(b) all-in cost per equivalent ounce sold	$1,467
Consolidated production cost of sales per equivalent ounce sold(r)	$832

See page 24 for details of the footnotes referenced within the table above.

p. 23 Kinross reports 2022 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

(a)	The portion attributable to Chirano non-controlling interest represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.
(b)	“Attributable” includes Kinross' share of Chirano (90%) production and costs, and Manh Choh (70%) costs.
(c)	“Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold from the Chirano mine.
(d)	“Consolidated production cost of sales from continuing operations per equivalent ounce sold” is defined as production cost of sales from continuing operations divided by total gold equivalent ounces sold from continuing operations.
(e)	“Attributable silver revenue” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.
(f)	“General and administrative” expenses is as reported on interim condensed the consolidated statements of operations, net of certain restructuring expenses. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.
(g)	“Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the interim condensed consolidated statements of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.
(h)	“Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.
(i)	“Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the interim condensed consolidated statements of operations, less non-sustaining exploration and business development expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are classified as either sustaining or non-sustaining based on a determination of the type of expense and requirement for general or growth related operations.
(j)	“Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, periodic capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the interim condensed consolidated statements of cash flows), less non-sustaining capital. Non-sustaining capital represents capital expenditures for major projects, including major capital stripping projects at existing operations that are expected to materially benefit the operation, as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the three months ended March 31, 2022, primarily related to major projects at La Coipa and Tasiast. Non-sustaining capital expenditures during the three months ended March 31, 2021, primarily related to major projects at Tasiast, Round Mountain, Fort Knox and La Coipa.
(k)	“Lease payments – sustaining” represents the majority of lease payments as reported on the interim condensed consolidated statements of cash flows and is made up of the principal and financing components of such cash payments, less non-sustaining lease payments. Lease payments for development projects or closed mines are classified as non-sustaining.
(l)	“General and administrative” expenses is as reported on the consolidated statements of operations for the year ended December 31, 2021, net of certain restructuring expenses. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.
(m)	“Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the consolidated statements of operations for the year ended December 31, 2021, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.

p. 24 Kinross reports 2022 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

(n)	“Reclamation and remediation - sustaining” is calculated as accretion related to reclamation and remediation obligations plus amortization of the corresponding reclamation and remediation assets for the year ended December 31, 2021, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.
(o)	“Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the consolidated statements of operations for the year ended December 31, 2021, less non-sustaining exploration and business development expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are classified as either sustaining or non-sustaining based on a determination of the type of expense and requirement for general or growth related operations.
(p)	“Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations for the year ended December 31, 2021, including capitalized exploration costs, periodic capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statements of cash flows), less non-sustaining capital. Non-sustaining capital represents capital expenditures for major projects, including major capital stripping projects at existing operations that are expected to materially benefit the operation, as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the year ended December 31, 2021, primarily related to major projects at Tasiast, La Coipa, Udinsk, Fort Knox, and Round Mountain.
(q)	“Lease payments – sustaining” represents the majority of lease payments as reported on the consolidated statements of cash flows for the year ended December 31, 2021, and is made up of the principal and financing components of such cash payments, less non-sustaining lease payments. Lease payments for development projects or closed mines are classified as non-sustaining.
(r)	“Consolidated production cost of sales per equivalent ounce sold” is defined as production cost of sales, as reported on the consolidated statements of operations for the year ended December 31, 2021, divided by total gold equivalent ounces sold.

p. 25 Kinross reports 2022 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

APPENDIX A

Figure 1: LP Fault zone long section

NORTHWEST
10.8 kilometer LP Fault
Partially drill tested
SOUTHEAST
OPEN
OPEN
NORTHWEST
SOUTHEAST
4.6 kilometers
LP FAULT ZONE
DISCOVERY
GAP
CENTRAL
VIGGO
0m
500m
1000m
Surface
BR-478
BR-457
BR-553
BR-408
BR-502
BR-468
BR-470
BR-472
BR-456
BR-530
BR-534
BR-570
BR-517
BR-565
BR-409
BR-561
BR-471
OPEN
OPEN
OPEN
OPEN
OPEN
OPEN
~6 kilometres
(Additional wide spaced reconnaissance drilling)
Downhole Au assay (g/t)
>20
5 – 20
3 – 5
1 – 3
0.1 – 1
Interpreted high grade plunge of orebody
Conceptual open pit target
New drill results (since March 2022)

Long section of gold assays within the LP Zone looking NE (towards 030°)

p. 26 Kinross reports 2022 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

APPENDIX B

LP Fault zone – Recent full assay results

Hole ID		From (m)	To (m)	Width (m)	True Width (m)	Au (g/t)	Target
BR-408		412.00	422.50	10.50	10.20	0.62	Yauro
BR-409		238.50	249.80	11.30	10.60	0.54	Yauro
BR-409	and	489.00	495.50	6.50	6.00	1.67
BR-409	including	490.20	491.65	1.45	1.40	5.46
BR-447	No Significant Results						Discovery
BR-456		162.50	164.90	2.40	2.20	0.85	Discovery
BR-457		60.80	75.20	14.40	13.90	1.66	Discovery
BR-457	including	69.60	75.20	5.60	5.30	3.31
BR-464		169.80	170.80	1.00	0.90	1.25	Auro
BR-465	No Significant Results						Auro
BR-466	No Significant Results						Auro
BR-468		105.30	109.15	3.85	3.70	1.29	Auro
BR-470		140.25	143.25	3.00	2.90	8.82	Discovery
BR-471		151.60	160.00	8.40	7.90	1.82	Discovery
BR-471	including	153.10	153.75	0.65	0.60	18.20
BR-471	and	202.50	204.00	1.50	1.40	7.38
BR-472		147.00	164.40	17.40	16.60	0.55	Discovery
BR-478		38.40	39.00	0.60	0.50	10.40	Discovery
BR-492	No Significant Results						Discovery
BR-502	No Significant Results						Yauro
BR-506	No Significant Results						Yauro
BR-510	No Significant Results						Yauro
BR-511	No Significant Results						Yauro
BR-517		544.80	545.55	0.75	0.70	8.87	Yauro
BR-517	and	550.30	562.75	12.45	11.70	0.49
BR-530		498.75	499.25	0.50	0.50	8.11	Discovery
BR-534		604.60	605.50	0.90	0.80	10.70	BR Discovery
BR-534	and	631.00	664.70	33.70	30.70	1.73
BR-553		514.15	517.75	3.60	3.40	2.61	Yauro
BR-553	and	725.60	730.20	4.60	4.40	4.68
BR-553	and	758.00	758.65	0.65	0.60	24.70
BR-561		219.80	225.25	5.45	5.40	1.05	Viggo
BR-561	including	222.35	223.55	1.20	1.20	3.20
BR-565		175.05	196.50	21.45	20.10	7.50	Viggo
BR-565	including	176.50	180.00	3.50	3.30	37.69
BR-565	and	376.35	377.50	1.15	1.10	21.00
BR-565	and	394.50	396.00	1.50	1.40	7.27
BR-570		747.75	760.70	12.95	11.70	0.54	Gap
BR-570	and	780.35	794.65	14.30	12.90	0.86
BR-570	and	834.65	835.20	0.55	0.50	6.80

p. 27 Kinross reports 2022 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, those under the headings (or headings that include) “Updated pro-forma Company guidance”, “Russia and Ghana Divestments”, “CEO Commentary”, “Operating Results”, “Development Projects”, “Company guidance update”, “Exploration Update”, “Divestment of Russia Assets”, and “Divestment of Ghana Assets” as well as statements with respect to our guidance for production, production costs of sales, cash flow, free cash flow, all-in sustaining cost of sales, and capital expenditures; the declaration, payment and sustainability of the Company’s dividends or share repurchases; optimization of mine plans; identification of additional resources and reserves; the schedules and budgets for the Company’s development projects; mine life and any potential extensions; the Company’s capital reinvestment program and continuous improvement initiatives and project performance or outperformance, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, operating costs; price inflation; capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, government regulation, permit applications, restarting suspended or disrupted operations; environmental risks and proceedings; and resolution of pending litigation. The words “advance”, “believe”, “continue”, “estimates”, “expects”, “explore”, “forecast”, “future”, “growth”, “goal”, “guidance”, “on schedule”, “on track”, “opportunity” “outlook”, “plan”, “potential”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2021, and the Annual Information Form dated March 31, 2022 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events (including, without limitation, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall and the operational challenges at Fort Knox and Bald Mountain resulting from excessive rainfall, which can impact costs and/or production) and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the operation of Tasiast; water and power supply and continued operation of the tailings reprocessing facility at Paracatu; permitting and development of the Lobo-Marte project; ramp-up of production at the La Coipa project; in each case in a manner consistent with the Company’s expectations; and the successful completion of exploration consistent with the Company’s expectations at the Company’s projects; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of global and domestic sanctions related to the Russian Federation and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil (including those related to financial assurance requirements), potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, potential amendments to minerals and mining laws and energy levies laws, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the potential application of the tax code in Mauritania, the European Union’s General Data Protection Regulation or similar legislation in other jurisdictions, potential amendments to and enforcement of tax laws in Russia, Ghana and Mauritania (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies, including optimization studies, improvement studies; scoping studies and pre-feasibility and feasibility studies, on the timelines currently expected and the results of those studies being consistent with Kinross’ current expectations, including the completion of the Manh Choh feasibility study; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with the Company’s expectations; (8) attributable production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of: the current mineral reserve and mineral resource estimates of the Company and Kinross’ analysis thereof being consistent with expectations (including but not limited to ore tonnage and ore grade estimates), future mineral resource and mineral reserve estimates being consistent with preliminary work undertaken by the Company, mine plans for the Company’s current and future mining operations, and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (12) goodwill and/or asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (15) potential direct or indirect operational impacts resulting from infectious diseases or pandemics such as the ongoing COVID-19 pandemic; (16) the effectiveness of preventative actions and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, travel restrictions, business continuity plans, and efforts to mitigate supply chain disruptions; (17) changes in national and local government legislation or other government actions, particularly in response to the COVID-19 pandemic; (18) litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Corporation’s expectations (including without limitation litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom); (19) the Company’s financial results, cash flows and future prospects being consistent with Company expectations in amounts sufficient to permit sustained dividend payments; (20) the impacts of the pit wall issues at Round Mountain and carbonaceous material at Bald Mountain being consistent with the Company’s expectations; (21) that the divesture of the Company’s Russia and Ghana assets will close in accordance with, and on the timeline contemplated by, the terms and conditions of the relevant agreements, on a basis consistent with our expectations or at all; (22) the anticipated mineralization of the Great Bear project being consistent with expectations and the potential benefits to Kinross from the project and any upside from the project; and (23) the Company’s estimates regarding the timing of completion of the Tasiast 24k project. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumptions, sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); price inflation of goods and services; changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining, development or refining activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2021, and the “Risk Factors” set forth in the Company’s Annual Information Form dated March 31, 2022. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

p. 28 Kinross reports 2022 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Other information

Where we say "we", "us", "our", the "Company", or "Kinross" in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this news release has been prepared under the supervision of Mr. John Sims who is a “qualified person” within the meaning of National Instrument 43-101.Mr. Sims was an officer of Kinross until December 31, 2020. Mr. Sims remains the Company’s qualified person as an external consultant.

Source: Kinross Gold Corporation

p. 29 Kinross reports 2022 first-quarter results	www.kinross.com